Exhibit 99.1

AMENDED AND RESTATED STOCK OPTION PLAN OF AFYA LIMITED.

AFYA LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its headquarters located at Ugland House, Maples Corporate Services,  P.O. Box 309, George Town, Cayman Islands, KY1-1104 (the “Company”);

Considering that:

a)	On August 30th, 2019, the stock option plan (the “Plan”) of the Company was approved to grant participants the right to exercise options of Class A common shares of the Company and, that, conditional upon the terms of the Plan and the relevant option agreement and the due exercise of options by participants under the Plan, shares shall be allotted and issued to eligible participants as fully paid and non-assessable upon such terms, in such numbers and at such times as contained or set out in the Plan and the relevant option agreement and entries be made in the Register of Members of the Company;

b)	the People and ESG Committee of the Company had discussed, on July 16th, 2020 the amendment of the Plan, in order to maintain its attractiveness’s to its employees, directors and consultants, due to the exchange variation from USD to BRL, which was approved by the Board of Directors on July 29, 2020;

c)	the People and ESG Committee acquired full authority on May 5th, 2022 of the Board of Directors, by amending its internal bylaws to approve or amend any incentive plans of the Company, including the aforementioned Plan;

d)	the People and ESG Committee of the Company had approved, on July 8th, 2022 the amendments to the Plan, in order to insert new provisions related to change of control and delisting, to insert new conditions related to the authority of the People and ESG Committee to approve, amend and manage the Plan, and also to reflect any other minor changes to the Plan.

e)	On July 31st, 2023, the People and ESG Committee of the Company approved new amendments to the Plan, specifically, (i) to include a new provision that the People and ESG Committee shall have the authority, subject to certain conditions defined by the People & ESG Committee, to approve the exchange of Options into RSU Rights, under the Restricted Stock Plan, as approved by the People & ESG Committee on July 8th, 2022 (“RSU Rights Plan”); (ii) to update and change the conditions related to Termination/Resignation/Death described in Section 6 of the Plan; and (iii) to update Section 5.2 to include that the Strike Price shall be adjusted considering the index approved by the People & ESG Committee.

f)	On October 31st, 2025, the People and ESG Committee of the Company approved new amendments to the Plan, with retroactive effects as of March 13, 2024, specifically to include certain operational definitions regarding the exchange rate applicable to the Strike Price, the Exercise Price index rate and the payment date of the Strike Price by the Beneficiaries (together with the amendments described above, the “Amendments”).

g)	The People and ESG Committee have approved the amendment and restatement of the Plan to incorporate the Amendments in the form of the attached Amended and Restated Stock Option Plan of Afya Limited with effect from October 31st, 2025.

Cayman Islands, October 31st, 2025.

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AMENDED AND RESTATED STOCK OPTION PLAN OF AFYA LIMITED

1.       SOP’s Goals

1.1.       The granting of options for purchasing shares issued by AFYA Limited (the “Company”) has as an objective to contribute to the achievement of the Company’s financial and strategic goals, by aligning the interests of the shareholders, officers, managers and strategic talents of the Company or any other of its controlled companies, thus enabling maximization of the value of the Company.

1.1.1.       To achieve said objectives, the Company shall grant to the Beneficiaries (as defined in Section 2.2(b) below) an option to purchase Class A common shares of the Company, under the terms and conditions of both this general plan for the granting of options for purchasing the Company's Class A common shares (the “SOP”) and the agreement for the granting of an option for purchasing Class A common  shares of the Company to be entered into with each one of the Beneficiaries (the “Option Agreement” and the “Option”, respectively).

1.1.2.       The form of the Option Agreement forms as integral part of this SOP as Exhibit 1.

2.       Management

2.1.       The management of this SOP shall be incumbent upon the People and ESG Committee of the Company, pursuant to the terms and conditions of the People and ESG Committee Internal Bylaws approved by the Board of Directors on May 5th, 2022 (the “Committee Bylaws”).

2.2.       In accordance with the terms and conditions of this SOP and Article 24.6 and 24.7 of Company’s Amended and Restated Articles of Association, as amended, from time to time (the “Articles of Association”) and the Committee Bylaws,  the People and ESG Committee shall have full power to:

(a)       take all the necessary and appropriate measures for managing this SOP, including in terms of the construal, detailing and application of the general rules set forth herein;

(b)       select, at its sole discretion, who should be granted the Options, under the terms of Section 3 below (the “Beneficiaries”);

(c)       set forth the appropriate rules for the granting of the Option to each one of the Beneficiaries, approving the respective Option Agreement, which may differ for each one of the Beneficiaries, in particular with respect to the criteria for the setting of the number of Shares (as defined in item 4.2 below) subject to the Option and Strike Price (as defined in item 5.2 below);

(d)       amend the terms and conditions of the Options granted with the purpose of adapting them to any new legal requirements, including for the proper classification of this SOP under the law; and

(e)       authorize the Company's officers to execute Option Agreements with several Beneficiaries, as well as any necessary amendments upon decision of the People and ESG Committee.

(f)       approve the exchange of Options granted in the Options Agreement into RSU Rights, under the Restricted Stock Plan, as approved by the People & ESG Committee on July 8th, 2022.

2.3.       The People and ESG Committee, exercising its powers, is subject only to the limits set in law, in the Articles of Association, the Committee Bylaws in any shareholders' agreements filed at the Company’s head office, and in this SOP in connection with the transactions contemplated by this SOP.

3.       Beneficiaries

3.1.       Eligibility. In accordance with the conditions of this SOP, only employees, managers and/or strategic consultants of the Company and its controlled companies who have been selected by the People and ESG Committee of the Company shall be eligible to participate as Beneficiaries in the Option.

3.2.       Execution. The Option shall be granted by the execution of the Option Agreement.

4.       Shares subject to the SOP

4.1.       Number of Shares per Beneficiary. Upon granting of the Option, the People and ESG Committee shall define the number of shares to be issued by the Company for the Option of each Beneficiary, under the conditions provided for in this SOP.

4.2.       Total number of Shares. The total number of outstanding Options subject to this SOP will not exceed, on any date, four percent (4%) of the total shares issued by the Company (the “Limit”). Notwithstanding, the Limit may be exceeded in case the People and ESG Committee decides to approve the use of existing treasury shares of the Company for the future transfer of Shares under this SOP (the “Indicated Treasury Shares”). Any Indicated Treasury Shares shall not be used by the Company for any other purpose. The Shares issued by the Company to the Beneficiary related to the exercise of an Option into Shares will be deducted from the Limit and therefore cannot be used for future grants. Any treasury shares transferred by the Company to the Beneficiary to allow the exercise of an Option into Shares (the “Treasury Shares”) will not be deducted from the Limit.

4.2.1.       The Shares subject to the Option shall be class A common shares of a nominal or par value of US$ 0.00005 (each), which shall confer to its holder all the rights set forth in the Articles of Association.

4.2.2.       In accordance with Article 4.1(a) and Article 23.4(a) of the Articles of Association, the Board of Directors (or it’s duly appointed and authorized delegates) shall approve the issue of Shares and/or the transfer of Treasury Shares arising from the exercise of each Option.

4.3.       Shareholder rights. No shareholder rights (including, but not limited to voting and dividend rights) will be granted to the Beneficiary, unless and until the Option is exercised, subject to the provisions set forth in Sections 4.4 and 5.2 below.

4.4.       Dividend rights. Notwithstanding the provisions of Section 4.3 above, the Beneficiary shall be entitled to one hundred per cent (100%) of the dividends or of any other earnings attributed to the Shares acquired by it (the “Earnings”), related to the fiscal year in which the Option is exercised and so long as the Beneficiary holds the Shares, without prejudice to all the rights inherent to such Beneficiary’s status as shareholder so long as such Beneficiary remains the holder of the Shares.

5.       Vesting Period and Exercise Windows

5.1.       Vesting Period. The Beneficiary will acquire the right to purchase a particular number of Shares issued by the Company, up to the total amount of Shares of its respective Option. Each year, beginning preferably on May 1 of the year following the date of execution of the Option Agreement, up to 5 (five) annual lot of Options granted to each Beneficiary will vest and the Beneficiary will have the right to exercise such vested Options to acquire the corresponding Shares (each one-year period referred to as a “Vesting Period”), as defined in the Option Agreement to be executed with the Beneficiary.

5.1.1.       The Beneficiary shall have a term of three (3) years counted from the end of each Vesting Period to exercise its Option vested at the end of the relevant Vesting Period, on 5 (five) annual occasions, which are: (i) from the 1st to the 15th of February of each year; or (ii) from the 1st to the 15th of the month immediately following each disclosing date of the annual and/or quarterly financial statements (the “Exercise Windows”). The exercise notice shall be sent to the Chief Executive Officer, with a copy to the Company's Chief Legal Officer (the “Exercise Notice”).

5.1.2.       Any portion of the Option not exercised under the terms and conditions set forth in this SOP and/or the Option Agreement shall expire and lapse, without notice to that effect, and the Beneficiary shall not be entitled to any compensation, indemnity or right to exercise, in the future, any accumulated non-exercised amounts.

5.1.3.       For the purpose of exercising the Option, the Beneficiary shall, at the Company's discretion: (i) sign the subscription letter with the Company, in the event of issuance of new Shares by the Company; or (ii) countersign a share transfer form signed by the Company in the event of use by the Company of Treasury Shares, and the Company shall, upon receipt of payment of the Strike Price from the Beneficiary, update its register of members to reflect the Beneficiary as the holder of the Shares the subject of the portion of the Option exercised.

5.1.4.       The obligation set forth under Section 5.1.3 above may, at the sole discretion of the Beneficiary, be fulfilled either by the Beneficiary or by any company, entity, investment fund, Brazilian or not, whose shares, quotas or any other titles representing their ownership are fully held by the Beneficiary.

5.2.       Premium and Strike Price. The Premium will be USD 0.002 for each Option granted in the Option Agreement (the “Premium”) and, except as set forth in Section 5.3, the Beneficiary shall pay the premium in 60 (sixty) days after the signature of the Option Agreement in accordance with clause 5.3 of the Plan. The strike price of the Option (the “Strike Price”) will be set forth in the Option Agreement, as defined by the People and ESG Committee, upon the granting of the Option to the Beneficiary. The Strike Price shall be adjusted (i) on a pro rata temporis basis,  according to the last Brazilian IPCA index rate published and available by IBGE on the first business day of the Exercise Window; and (ii) in relation to the payment of dividends or any other Earnings, considering the reference date immediately after the date that the Beneficiary acquired the right to exercise the Option and before its effectively exercise, not being considered for the calculation of the Strike Price any Earnings related to the fiscal year that the Option was exercised and that the Earnings were distributed to the Beneficiary under the Clause 4.4.

5.3.       Payment. The Strike Price and the Premium shall be paid: (i) immediately by Beneficiaries who are C-Level executives of the Company and/or of its subsidiaries, or (ii) for Beneficiaries who are not appointed as a C-Level executive, within a maximum of 30 (thirty) business days from the date of the Exercise Notice for the Strike Price and within 30 (thirty) business days from the date the Option Agreement was executed for the Premium, in Brazilian reais, by wire transfer of funds to the bank account held by the Company, in accordance with the provisions set forth in the Option Agreement. Alternatively, the Beneficiary may, in case he/she has a foreign bank account,  pay the Strike Price and the Premium by wire transfer of funds in US dollars, for the equivalent conversion of the Strike Price or Premium in Brazilian reais, calculated based on the average selling exchange rate of the US dollars (PTAX) published by the Central Bank of Brazil over: (i) the five (5) business days preceding the first business day of the Exercise Window, for the Strike Price, and (ii) the five (5) business days preceding the first business day of date on which the Option Agreement was executed for the Premium.

5.4.       Lock-up. In certain cases, the People and ESG Committee, or whomever it delegates, may provide lock-up rules by which the Beneficiary, shall not sell, transfer or, in any way, disposes of Shares acquired in virtue of the exercise of the Option vested in specific periods.

6.       Termination/Resignation

6.1.       If any of the Beneficiaries is no longer a manager and/or employee and/or strategic consultant, as applicable, of the Company and/or controlled companies, the following procedures and consequences shall be noted with respect to the granted Options and/or Shares purchased by the Beneficiaries and by reason of the event, as provided for in both this SOP and the Option Agreement with respect to the following:

Event	Rights
Voluntary resignation and/or request of resignation	The Beneficiary may exercise the non-exercised vested portion and loses the right to exercise the nonvested portion and will have no rights to receive Pro Rata Portion Rights, as established in Section 6.2.1
a) Termination without cause and Removal without cause; b) Death or permanent disability	The Beneficiary will lose the right to exercise the non-vested portion and will have rights to exercise the Pro Rata Portion Right as established in Section 6.2 and 6.2.1;
Termination for cause	The Beneficiary loses the right to exercise the vested and the nonvested portions

6.2.       Pro Rata Vesting. In the event of Beneficiary’s death or permanent disability, or of termination of the Beneficiary’s employment agreement, management agreement or services agreement by the Company and/or controlled companies without cause (including in the event of removal of his/her position as officer or non-renewal of his/her term as officer) (each such event referred to as an “Event”), the Beneficiary (or his/her successor) will vest a pro rata portion of the lot of Options that would vest in the then current Vesting Period, proportionately to the number of complete months elapsed between the beginning of such Vesting Period until the Event, subject to Section 6.2.1 below.

6.2.1.       If the Event occurs during the last three (3) months prior to the end of the then current Vesting Period, the Beneficiary will vest all his/her Options that would initially vest at the end of such Vesting Period.

6.3.       Exercise Period. In the event of (i) voluntary resignation and/or request of resignation by the Beneficiary, or (ii) termination without cause and removal without cause by the Company (“Termination”), the Beneficiary shall have a maximum period of 5 (five) days after the date of the Termination to send a notice to the Chief Executive Officer with copy to the Legal and Compliance Vice-President to exercise the vested portion of the outstanding Options, subject to the Strike Price payment and conditions established in the Plan.

6.3.1.       In the event of death or permanent disability, the responsible successor individual shall have a maximum period of, whatever occur before: (i) 6 months after the event of death or permanent disability; or (ii) 5 (five) days after the conclusion of the legal proceedings to establish the formal successor, if the legal proceedings are concluded before 6 months, to send a notice to the Chief Executive Officer with copy to the Legal and Compliance Vice-President to exercise the vested portion of the outstanding Options, subject to the Strike Price payment and conditions established in the Plan.

7.       Liquidity Events

7.1.       Change of Control. For the purpose of this SOP, the expression “Change of Control” means (a) any direct or indirect change in the Company’s capital stock that results in Bertelsmann SE& Co. KGaA or any of its affiliates (“Bertelsmann”) ceasing to be the  controlling shareholder of the Company in a result of a transaction or a series of transactions that results in Bertelsmann selling at least 75% of its ownership at the Company for cash to any other third parties at any time.

7.1.1.       For purposes of this SOP, it shall not be a Change of Control (i) any direct or indirect change of control of Bertelsmann or any change to its equity ownership; or (ii) in the event of permitted transfers, as provided for in any shareholders’ agreement filed at the Company’s headquarters or in the Articles of Association.

7.1.2.       Non-Vested Portion. In case of a Change of Control, the Beneficiaries’ Options related to any non-completed Vesting Period(s) will be accelerated. The Beneficiary will have the right to exercise the accelerated Options within no more than ten (10) calendar days from the Change of Control.

7.1.3.       In the event of a Change of Control, each Beneficiary shall have the right, in his/her sole discretion, to dispose his/her Shares exercised under this SOP, to an offering party at the same price and under the same conditions offered to Bertelsmann (the “Beneficiary Change of Control Rights” and the “Bertelsmann Divestment”, respectively). The number of Shares exercised under this SOP subject to the Beneficiary Change of Control Rights shall represent the same proportion of the Company’s shares sold by Bertelsmann in the context of the Bertelsmann Divestment. Subject to the same proportion indicated in this clause, the Beneficiaries shall have the right to include Shares exercised under this SOP arising out of the accelerated conversion of non-vested Options in the Beneficiary Change of Control Rights.

7.1.4.       The Company shall notify the Beneficiary informing (i) that a Bertelsmann Divestment event has occurred; and (ii) the price and payment terms and conditions. Within five (5) days from the receipt by the Beneficiary of the notice, the Beneficiary may, but shall not be obliged to, send a counter-notification to the CEO of the

Company, copying the Legal Director informing his/her decision to exercise the Beneficiary Change of Control Rights. The Beneficiary’s failure to submit the counter-notification within the period set forth herein shall be deemed as a waiver of his/her Beneficiary Change of Control Rights in relation to the relevant sale.

7.2.       Delisting Event. For the purpose of this SOP, the expression “Delisting Event” means a delisting of the Company from NASDAQ, i.e., the shares issued by the Company ceasing to be traded at NASDAQ (a “Delisting”).

7.2.1.       In the event a Delisting Event results in a public tender offer indistinctively directed to the Company’s shareholders for the acquisition of the shares issued by the Company, then the acceleration provided for in Section 7.1.2 and all the terms and deadlines established in this Section 7.1.3 shall be adapted, if necessary and to the maximum possible extent, as to allow the Beneficiaries to transfer his/her Shares (including those Shares arising out of the acceleration of non-vested Options and of the exercise of vested Options) under the terms and conditions of such public tender offer.

7.2.2.       In case of a Delisting, (i) each of the Beneficiaries will sell to the Company all his/her Shares exercised under the SOP (including those Shares arising out of the acceleration of non-vested Options and of the exercise of vested Options) and, once these Options are fully exercised, the Company will have the obligation to purchase the Shares exercised under the SOP held by the respective Beneficiary, and; (ii) the Company will have the obligation to acquire all of each Beneficiary’s Shares (including those Shares arising out of the acceleration of non-vested Options and of the exercise of vested Options) and, once this Options are exercised, the Beneficiaries will have the obligation to sell their Shares in case of Delisting, under the price, terms and conditions of the Delisting public offer, if any, applicable to each share issued by the Company (the “Delisting Price”).

7.2.3.       The Change of Control and Delisting Sections shall apply in the event the Beneficiary has ceased to be a manager and/or employee of the Company and/or controlled companies exclusively as a result of a termination without cause by the Company and/or controlled companies less than ninety (90) days counted before the Change of Control or Delisting events.

8.       Term and Termination of this SOP

8.1.       This SOP will be in force indefinitely, as of this date, and may be terminated at any time by decision of the People and ESG Committee.

8.1.1.       The termination of this SOP shall not affect the validity of the outstanding Options issued pursuant to this SOP.

8.2.       The Option shall be legally terminated without any right to compensation or indemnity to the Beneficiary: (i) due to its full exercise as authorized in this SOP; or (ii) due to the end of the term for its exercise, or (iii) due to resignation of the Company’s Beneficiary, under the conditions provided for in Section 6 above; or (iv) in the event of dissolution and liquidation of the Company.

9.       Miscellaneous

9.1.       No provisions of this SOP shall neither confer to the Beneficiary any guarantee to remain in the Company as an employee or until the end of its term of office as a manager, nor shall it ensure its re-election for the referred position, nor shall it interfere in any manner with the right reserved by the Company to dismiss the manager.

9.2.       Nothing in this SOP may, in any way, limit or restrict the ability of the Board of Directors, the People and ESG Committee or the Company's shareholders to resolve on: (i) any increase, reduction, adjustment, reorganization or other change in the Company's capital structure or business or in the Company's capital structure or business of any of its controlled companies; (ii) any corporate transaction, including but not limited to the merger, incorporation, incorporation of shares, spin-off (partial or total); (iii) any issuance of securities of the Company and/or its controlled companies; (iv) the dissolution and/or liquidation of the Company and/or of its controlled companies; (v) any sale or total or partial transfer of the assets or business of the Company and/or of its controlled companies; (vi) any other corporate act of the Company and/or of its controlled companies.

9.3.       Should any split-ups or reverse splits of the shares issued by the Company occur, the amount of Options granted in the context of this SOP shall be adjusted, proportionally, aiming to preserve the stake granted to each Beneficiary.

9.4.       Each Beneficiary must expressly adhere, by executing the Option Agreement, to the terms and conditions of this SOP, without exceptions whatsoever.

9.5.       The People and ESG Committee may, in the interests of the Company and its shareholders, review the terms and conditions of this SOP, provided that any revisions will not affect the Option Agreements already in force without the relevant Beneficiary consent. The People and ESG Committee shall not be obliged to give equal or the same treatment to the employees/managers eligible to the SOP or to the Beneficiaries, even if they are in a similar function, position, time of employment, hierarchy, or seniority, and there is no obligation to apply any principle of equality or analogy. The People and ESG Committee may also establish special treatment for special cases and situations. Such special treatment shall not constitute a precedent invocable by other Beneficiaries.

9.6.       Cases not referred to herein shall be decided on by the People and ESG Committee.

9.7.       The People and ESG Committee may, at its own discretion, on a case-by-case basis, approve the execution of Option Agreements reflecting different procedures or consequences, as well as waive any of the rights established in this SOP.

9.8.       This SOP  is governed by the laws of the Cayman Islands. ANY AND ALL DISPUTE OR CONTROVERSIES RELATING TO, OR ARISING FROM THE SOP PLAN, ANY PROGRAM, ANY OPTION AGREEMENT OR ANY OTHER INSTRUMENT OR DOCUMENTED RELATED THERETO, IN PARTICULAR INVOLVING THEIR APPLICATION, VALIDITY, EFFECTIVENESS, INTERPRETATION, VIOLATION OR EFFECTS SHALL BE SOLVED THROUGH AN ARBITRATION CONDUCTED BY THE CENTER FOR ARBITRATION AND MEDIATION OF THE CHAMBER OF COMMERCE BRAZIL-CANADA (CAM-CCBC), IN ACCORDANCE WITH ITS ARBITRATION REGULATION.